Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166-0193 Tel 212.351.4000 www.gibsondunn.com Client: 20589-00001

March 29, 2013

Via EDGAR

David L. Orlic

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Re:	CommonWealth REIT (“CommonWealth”)

Revised Preliminary Proxy Statement on Schedule 14A

Filed on March 26, 2013 by Corvex Management LP, Mr. Keith A. Meister,

Related Fund Management, LLC, et al.

File No. 001-09317

Dear Mr. Orlic:

On behalf of our clients, Corvex Management LP (“Corvex”) and Related Fund Management, LLC (“Related” and, together with Corvex, the “Proposing Shareholders”), set forth below are the Proposing Shareholders’ responses to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), contained in the comment letter, dated March 27, 2013 (the “Comment Letter”), with respect to the above referenced Revised Preliminary Proxy Statement on Schedule 14A (the “Schedule 14A”). The Proposing Shareholders intend to file Amendment No. 2 to the Proposing Shareholders’ Schedule 14A (the “Amended Schedule 14A”), containing changes and revisions in response to the Staff’s comments. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 14A.

The Proposing Shareholders’ responses to the Staff’s comments are set forth below, with each paragraph numbered to correspond to the numbered comment in the Comment Letter.

General

1.

We note your response to prior comment 1 and request further analysis. We understand that Mr. Ross is the chairman of the board and sole shareholder of The Related Realty Group, Inc., the general partner of the managing member of Related Fund Management, LLC. Please advise whether, absent the writing described in your response, Mr. Ross would have voting and/or investment power over the Related Shares within the meaning of Rule 13d-3 and be a participant in the solicitation. Please also describe this writing in further

March 29, 2013

detail, including, without limitation, whether Mr. Ross and/or The Related Realty Group, Inc. retains the right to rescind the authority granted to Related Management, Related Recovery Fund and other related entities and regain voting and/or investment power over the shares within 60 days. See Rule 13d-3(d)(1) and Example 11 in SEC Release No. 34-13291 (February 24, 1977).

Response:

On behalf of the Proposing Shareholders, we respectfully submit that Mr. Ross does not have voting and/or investment power over the Related Shares within the meaning of Rule 13d-3 and is not a participant in the solicitation.

Absent the written agreement described below, Mr. Ross and The Related Realty Group, Inc. would likely be deemed to have voting and/or investment power over the Related Shares within the meaning of Rule 13d-3. However, Mr. Ross and The Related Realty Group, Inc. have entered into an agreement with Related Management, Related Recovery Fund and the individual members of the Investment Committee pursuant to which each of Mr. Ross and The Related Realty Group, Inc. committed not to exercise any rights or discretion they may have to (I) change the composition of the Investment Committee or (II) direct or influence the investment or advisory activities of Related Management, Recovery Fund, and other related entities (the “No Discretion Letter Agreement”).

In contrast to Example 11 in SEC Release No. 34-13291, the No Discretion Letter Agreement is a binding commitment of Mr. Ross and The Related Realty Group, Inc. to the counterparties thereto (i.e., Related Management, Related Recovery Fund and the individual members of the Investment Committee). Accordingly, neither Mr. Ross nor The Related Realty Group, Inc. retains the right to unilaterally rescind the authority granted thereunder and regain voting and/or investment power over the Related Shares. As such, Mr. Ross does not have sole or shared voting power or dispositive power with respect to the Related Shares, nor will he have the ability to regain sole or shared voting power or dispositive power with respect to the Related Shares. Therefore, Mr. Ross is not the beneficial owner of such shares or a member of the participants’ Schedule 13D group.

We further advise the Staff that even absent the No Discretion Letter Agreement, Mr. Ross would not be a participant in the solicitation within the meaning of Instruction 3 to Item 4 of Schedule 14A. As previously noted, Mr. Ross does not intend to participate in the solicitation of consents in connection with the Removal Proposal. Furthermore, we have been advised that Mr. Ross (1) is not a member of any committee or group which solicits consents, and is not acting alone or with one or more other persons, directly or indirectly, in taking the initiative, or engaging, organizing, directing, or arranging for the financing of, any such committee or group; (2) has not financed or joined with another to finance the

March 29, 2013

solicitation of consents; and (3) has not lent money or furnished credit or entered into any other arrangements, pursuant to any contract or understanding with a participant, for the purpose of financing or otherwise inducing the purchase, sale, holding or voting of securities of the registrant by any participant or other persons, in support of or in opposition to a participant. Therefore, we respectfully submit that Mr. Ross is not a participant (as defined in Instruction 3 to Item 4 of Schedule 14A) and need not be identified as a participant.

Form of Consent Card

2.	Please revise your form of consent card to provide a means for investors to vote against the removal of any future trustees categorically. Your current card provides a space to specify the name of each person that an investor does not wish to remove. Please also revise the related disclosure in your proxy statement.

Response:

In response to the Staff’s comment, the Schedule 14A will be revised to include the following language on page 16 of the Amended Schedule 14A:

“In addition, you may withhold consent to the removal of any individual trustee, or to the removal of any other person or persons elected or appointed to the board of trustees of the Company following the date hereof and prior to the effective time of the Removal Proposal, by writing (1) that person’s name on the consent card, and/or (2) “do not consent to removal of future trustees”, in the space indicated.”

In addition, the disclosure on the form of consent card to be filed with the Amended Schedule 14A, substantially in the form attached hereto as Annex I, has been revised as follows:

“INSTRUCTION: TO CONSENT TO, VOTE AGAINST OR ABSTAIN FROM CONSENTING TO THE REMOVAL OF ALL THE ABOVE-NAMED TRUSTEES, CHECK THE APPROPRIATE BOX ABOVE. IF YOU WISH TO APPROVE THE REMOVAL OF CERTAIN OF THE ABOVE-NAMED PERSONS, BUT NOT ALL OF THEM, OR IF YOU DO NOT WISH TO APPROVE THE REMOVAL OF ANY OTHER PERSON OR PERSONS ELECTED OR APPOINTED TO THE BOARD OF TRUSTEES OF THE COMPANY PRIOR TO THE EFFECTIVE TIME OF THE REMOVAL PROPOSAL, CHECK THE “CONSENT TO REMOVAL PROPOSAL” BOX ABOVE AND WRITE (1) THE NAME OF EACH SUCH PERSON YOU DO NOT WISH REMOVED, AND/OR (2) “DO NOT CONSENT TO REMOVAL OF FUTURE TRUSTEES”, IN THE FOLLOWING SPACE:”

March 29, 2013

In addition, we note that the Proposing Shareholders filed certain additional soliciting materials on March 28, 2013, the contents of which will be addressed accordingly in the Amended Schedule 14A.

We appreciate your prompt attention to this matter. If we can be of any further assistance, or if you have any questions regarding the concerns detailed in this letter, please do not hesitate to call me at (212) 351-3847 or Jim Moloney at (949) 451-4343.

Sincerely,

/s/ Eduardo Gallardo

Eduardo Gallardo

cc:	James Moloney

  Gibson, Dunn & Crutcher LLP

Keith Meister

  Corvex Management LP

Richard O’Toole

  Related Fund Management, LLC

Annex I

PRELIMINARY COPY – SUBJECT TO COMPLETION

[FORM OF CONSENT CARD]

CONSENT OF SHAREHOLDERS OF COMMONWEALTH REIT

TO ACTION WITHOUT A MEETING

THIS CONSENT SOLICITATION IS BEING MADE BY CORVEX MANAGEMENT LP, KEITH MEISTER, RELATED FUND MANAGEMENT, LLC, RELATED REAL ESTATE RECOVERY FUND GP-A, LLC, RELATED REAL ESTATE RECOVERY FUND GP, L.P., RELATED REAL ESTATE RECOVERY FUND, L.P., RRERF ACQUISITION, LLC, JEFF T. BLAU AND RICHARD O’TOOLE

Unless otherwise indicated below, the undersigned, a shareholder of record of CommonWealth REIT (the “Company”), hereby consents pursuant to Sections 2.3 and 6.9 of the Declaration of Trust of the Company with respect to all common shares of beneficial interest, par value $0.01 per share, held by the undersigned to the taking of the following action without a meeting of the shareholders of the Company:

IF NO BOX IS MARKED FOR THE REMOVAL PROPOSAL AND THIS CARD IS PROPERLY SIGNED, DATED AND DELIVERED, THE UNDERSIGNED WILL BE DEEMED TO CONSENT TO THE REMOVAL PROPOSAL, EXCEPT THAT THE UNDERSIGNED WILL NOT BE DEEMED TO CONSENT TO THE REMOVAL OF ANY CURRENT TRUSTEE WHOSE NAME IS WRITTEN IN THE SPACE PROVIDED. CORVEX MANAGEMENT LP AND RELATED FUND MANAGEMENT, LLC RECOMMEND THAT YOU CONSENT TO THE REMOVAL PROPOSAL.

1.	The removal without cause of Barry M. Portnoy, Adam D. Portnoy, Joseph L. Morea, William A. Lamkin, and Frederick N. Zeytoonjian as trustees of the Company and any other person or persons elected or appointed to the Board of Trustees of the Company prior to the effective time of this proposal.

☐	☐	☐
Consent to Removal Proposal	Against Removal Proposal	Abstain

INSTRUCTION: TO CONSENT TO, VOTE AGAINST OR ABSTAIN FROM CONSENTING TO THE REMOVAL OF ALL THE ABOVE-NAMED TRUSTEES, CHECK THE APPROPRIATE BOX ABOVE. IF YOU WISH TO APPROVE THE REMOVAL OF CERTAIN OF THE ABOVE-NAMED PERSONS, BUT NOT ALL OF THEM, OR IF YOU DO NOT WISH TO APPROVE THE REMOVAL OF ANY OTHER PERSON OR PERSONS ELECTED OR APPOINTED TO THE BOARD OF TRUSTEES OF THE COMPANY PRIOR TO THE EFFECTIVE TIME OF THE REMOVAL PROPOSAL, CHECK THE “CONSENT TO REMOVAL PROPOSAL” BOX ABOVE AND WRITE (1) THE NAME OF EACH SUCH PERSON YOU DO NOT WISH REMOVED, AND/OR (2) “DO NOT CONSENT TO REMOVAL OF FUTURE TRUSTEES”, IN THE FOLLOWING SPACE:

VOTING AGAINST OR ABSTAINING ON THIS REMOVAL PROPOSAL WILL HAVE THE SAME EFFECT AS NOT CONSENTING.

(IN THE ABSENCE OF VOTING AGAINST OR ABSTENTION BEING INDICATED ABOVE, THE UNDERSIGNED HEREBY CONSENTS TO EACH ACTION LISTED ABOVE.)

FOR YOUR CONSENT TO BE VALID, IT MUST BE DATED.

Date:

Signature:

Signature (if held jointly):

Title(s):

Please sign exactly as name appears on share certificates or on label affixed hereto. When shares are held by joint tenants, both should sign. In case of joint owners, EACH joint owner should sign and date. When signing as attorney, executor, administrator, trustee, guardian, corporate officer, etc., give full title as such.

PLEASE SIGN, DATE AND MAIL YOUR CONSENT PROMPTLY IN THE POSTAGE-PAID ENVELOPE ENCLOSED.